UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

September 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: September 28, 2005

By:____”Sandra J. Hall”____ ______

Sandra J. Hall,

President, Secretary & Director

EnerNorth Industries Inc.

Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

EnerNorth Industries Inc.

Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

                                                                        Contents

Auditors' Report

                                                                        2

Comments by Auditor for U.S. Readers on

Canada-U.S. Reporting Difference

                                                                        3

Consolidated Financial Statements

Balance Sheets

                                                                        4

Statements of Operations and Deficit

                                                                        5

Statements of Cash Flows

                                                                        6

Summary of Significant Accounting Policies

                                                                        7-10

Notes to Consolidated Financial Statements

                                                                        11-29

Auditors' Report

To the Shareholders of

EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

/s BDO Dunwoody LLP

Toronto, Ontario

September 8, 2005

Comments by Auditor for U.S. Readers

on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 23 to the financial statements.  Our report to the shareholders dated September 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. Our report to the shareholders dated September 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

/s BDO Dunwoody LLP

Toronto, Ontario

September 8, 2005

 EnerNorth Industries Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

June 30	2005	2004

Assets

Current
Cash and cash equivalents	$ 5,286,315	$ 600,313
Marketable securities (market value $2,600,725; 2004 - $680,301)	2,394,138	521,039
Accounts receivable (Note 1)	677,704	7,690,129
Inventories	-	466,969
Unbilled revenue	-	1,941,548
Due from co-venturers	-	923,168
Prepaid expenses	-	700,851
Investment (Notes 2 and 21)	-	3,365,000
	8,358,157	16,209,017
Investment (Notes 2 and 21)	3,281,950	-
Oil and gas properties (Note 3)	4,068,549	3,750,817
Capital assets (Note 4)	-	3,272,538
Future income tax (Note 11)	-	30,224
	$ 15,708,656	$ 23,262,596

Liabilities and Shareholders' Equity
Current
Bank indebtedness (Note 7)	$ -	$ 2,213,010
Accounts payable and accrued liabilities	465,365	4,368,412
Due to shareholders (Note 8)	37,500	42,000
Deferred revenue	-	351,782
Current portion of long term debt (Note 9)	-	226,499
Future income tax (Note 11)	-	276,648
Oakwell claim payable (note 21)	7,956,349	7,915,681
	8,459,214	15,394,032
Long-term debt (Note 9)	-	542,109
Future income tax (Note 11)	-	25,617
Site restoration (Note 5)	173,204	135,819
	8,632,418	16,097,577

Minority interest	-	75,141

Shareholders' equity
Share capital (Note 10)	43,339,132	43,339,132
Contributed surplus (Note 10)	149,109	-
Deficit	(36,412,003)	(36,249,254)
	7,076,238	7,089,878
	$ 15,708,656	$ 23,262,596

On behalf of the Board:

/s Sandra Hall

Sandra J. Hall

Director

/s Milton Klyman

Milton Klyman

Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

For the years ended June 30	2005	2004	2003

Revenues
Oil and gas revenue	$ 946,655	$ 765,941	$ 673,573
Less: Royalties	201,172	106,485	93,824

Net revenues	745,483	659,456	579,749

Expenses
Operating and transportation	399,795	292,275	279,189
Depletion and accretion	691,539	458,230	416,937
Administrative expenses	2,221,343	1,921,385	2,023,237
Interest	2,020	4,812	5,215

	3,314,697	2,676,702	2,724,578
Loss from operations before the following undernoted items
	(2,569,214)	(2,017,246)	(2,144,829)

Oakwell claim (Note 21)	(712,349)	(2,015,681)	(5,900,000)
Interest income	305,836	187,440	87,634
Foreign exchange gain	539,836	(24,070)	(122,440)
Cash distributions from marketable securities	49,916	-	-
Gain on sale of inactive subsidiaries	175,000	-	-
Gain on sale of marketable securities	9,775	16,470	96,097
Other income	3,454	7,481	7,794

Net loss from operations before discontinued operations and income taxes	(2,197,746)	(3,845,606)	(7,975,744)

Income taxes (Note 11)
Future	-	-	490,578
	-	-	490,578
Net loss from operations before discontinued operations	(2,197,746)	(3,845,606)	(8,466,322)

Gain on disposition of discontinued Operations (Note 12)	1,717,646	-	-

Net income from discontinued operations (Note 12)	317,351	1,627,664	418,846

Net loss for the year	(162,749)	(2,217,942)	(8,047,476)

Deficit, beginning of year	(36,249,254)	(32,085,526)	(24,038,050)
Transitional impairment loss (Note 23)	-	(1,945,786)	-

Deficit, beginning of year, as restated	(36,249,254)	(34,031,312)	(24,038,050)

Deficit, end of year	$ (36,412,003)	$ (36,249,254)	$ (32,085,526)

Net loss from continuing operations for the year per share (Note 16)	$ (0.54)	$ (0.95)	$ (2.22)

Net loss for the year per share (Note 16)	$ (0.04)	$ (0.55)	$ (2.11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the years ended June 30	2005	2004	2003

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$ (2,197,746)	$ (3,845,606)	$ (8,466,322)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion and accretion	691,539	458,230	416,937
Future Income taxes	-	-	487,543
Oakwell claim	712,349	2,015,681	5,900,000
Gain on sale of marketable securities	(9,775)	(16,470)	(96,097)
Gain on sale of inactive subsidiaries	(175,000)	-	-
Unrealized foreign exchange loss	(588,631)	135,000	-
Stock option benefit	149,109	-	-
Net change in non-cash working capital balances (Note 13)
	75,267	(618,796)	39,669

Cash used by operating activities from continuing operations	(1,342,888)	(1,871,961)	(1,718,270)
Cash provided (used) by discontinued operations
	5,968,814	(1,181,034)	2,340,148
	4,625,926	(3,052,995)	621,878

Investing activities
Proceeds (purchase) of marketable securities, net	(1,863,324)	(327,765)	203,093
Proceeds on sale of discontinued operations	8,111,989	-	-
Purchase of oil and gas assets	(1,001,743)	(1,740,154)	(354,625)
Proceeds on sale of inactive subsidiaries	175,000	-	-
Investing activities of discontinued operations	(2,375,728)	(592,727)	(745,217)
	3,046,194	(2,660,646)	(896,749)

Financing activities
Repayments to shareholders, net	(4,500)	(360,419)	(225,927)
Issuance of common shares	-	-	1,242,400
Financing activities of discontinued operations	(2,981,618)	(54,910)	377,060
	(2,986,118)	(415,329)	1,393,533

Net increase (decrease) in cash during the year	4,686,002	(6,128,970)	1,118,662

Cash and cash equivalents, beginning of year	600,313	6,729,283	5,610,621

Cash and cash equivalents, end of year	$ 5,286,315	$ 600,313	$ 6,729,283

See supplementary cash flow information (Note 13 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Nature of Operations

EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario.  The Company's business is its exploration and development and production of oil and gas. Through its wholly owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) a company incorporated in Ontario the Company owns a 97% interest in Euro India Power Canara Limited (“EIPCL”) a company incorporated in India both carried on the balance sheet as Nil.

During fiscal 2005 the Company disposed of its interest in its wholly-owned subsidiary M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), its partnership Liannu LLP (“Liannu”) and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. These operations have been treated as discontinued operations for accounting purposes (See Note 12). As such the operations of M&M, MMO, and Liannu have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

During the year the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited both of which were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador.

Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (see Note 21).  If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations.  If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Oil and Gas

Properties - (Continued)

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.  Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

 Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the Company performs an annual impairment test (“ceiling test”) which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes.

Royalties

As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes.  These amounts are reported net of related tax credits and other incentives available.

Environmental and
   Site Restoration
   Costs

A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated.  The accrual is based on management's best estimate of the present value of the expected cash flows.  Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Accounting Estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Measurement Uncertainty

The amounts recorded for depletion and amortization of oil and gas properties, the provision for asset retirement obligation and stock based compensation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to commitment and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

The Company’s investment in Konaseema EPS Oakwell Power Ltd. ("KEOPL"), a company incorporated in India that is developing a power project in Andhra Pradesh, India is subject to several risk factors. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions. The amount actually recovered could differ materially from the amount estimated by management.

The Company’s investment in Marketable Securities is carried at the lower of book value or market value. The actual market value is determined by external factors that are beyond the control of management and may fluctuate materially.

Stock Based Compensation

The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Cash and Cash
   Equivalents

Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable

   Securities

Marketable securities are valued at the lower of cost or market on a portfolio basis.

Capital Assets

Capital Assets

Capital assets were disposed of during the year (See note 12). They consist primarily of fabrication buildings, office equipment, manufacturing equipment and vehicles. These assets are recorded at cost less accumulated amortization and write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings

3%

Manufacturing equipment

20%

Tools and equipment

20%

Office equipment

20%

Vehicles

30%

Paving

  7%

Equipment under capital leases

20%

Foreign Currency
   Translation

Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date.  At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in Consolidated Statement of Operations and Deficit in the current period.

Income Taxes

The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

1.

Accounts Receivable

Receivables consist of the following:

	2005	2004

Trade	$ 677,704	$ 7,350,726
Holdbacks	-	176,687
Other	-	162,716
	$ 677,704	$ 7,690,129

2.    Investment

Investment consists of the following:

	2005	2004

Current Investment in Konaseema EPS Oakwell Power Limited	$ -	$ 3,365,000
Long term Investment in Konaseema EPS Oakwell Power Limited	$ 3,281,950	$ -

As of June 30, 2005 the Company owns 11,848,200 common shares, par value Indian Rupees (“INR”) 10 (the "KEOPL Shares") in Konaseema EPS Oakwell Power Limited (“KEOPL”) formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award or Decree”) requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

2.

Investment (Continued)

All requirements of the Award had been met as KEOPL reached financial closure in February 2004 and in any event, the deadline of March 31, 2004 passed. Accordingly, the Company classified the investment as current. VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the “High Court”) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court passed and dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third of the amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third of the amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The Arbitration Award is enforceable in the courts of India however delays in payment have occurred as the Execution Petition, the Company Petition and the Special Leave Petition are ongoing. The Company anticipates that the courts will enforce the Award and that VBC will be required to purchase the shares in KEOPL. The timing of the purchase of the shares by VBC is dependant on the eventual rulings on the above Petitions. As a result the investment in KEOPL has been classified as long term.

The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations The amount actually recovered could differ materially from the amount estimated by management.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

3.

Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada.  These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value

June 30, 2005	$ 7,998,611	$ 3,930,062	$ 4,068,549
June 30, 2004	$ 6,993,753	$ 3,242,936	$ 3,750,817

As at June 30, 2005, costs of acquiring unproved properties in the amount of $425,054          (2004 - $5,598) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses.  Failure to fund expenditures will in some cases result in a dilution of its interests.

The Company performed a ceiling test calculation at June 30, 2005 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company’s independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2005	55.55	66.27	55.57	8.10	67.87	44.45	2.3	0.820
2006	55.85	66.63	56.89	8.42	68.24	44.70	2.5	0.820
2007	51.42	61.21	54.21	7.56	62.69	41.06	2.5	0.820
2008	43.92	52.04	46.04	6.62	53.30	34.91	2.5	0.820
2009	42.45	50.24	44.24	6.39	51.45	33.70	1.5	0.820

The undiscounted value of future net revenues from the Company’s proved reserves exceeded the carrying value of the oil and gas properties as at June 30, 2005.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

4.

Capital Assets

Capital assets consist of the following:

		2005		2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Land	$ -	$ -	$ 342,884	$ -
Building	-	-	2,304,335	652,690
Manufacturing equipment	-	-	719,784	662,716
Tools and equipment	-	-	1,770,912	1,362,362
Office equipment	-	-	584,048	376,527
Vehicles	-	-	527,560	317,824
Paving	-	-	40,350	19,093
Equipment under capital leases	-	-	480,337	106,460

			6,770,210	3,497,672

Net Book Value		$ -		$ 3,272,538

        During the year the Company disposed of its interests in M&M (see Note 12).

 5.    Site Restoration

The following table presents the reconciliation of the beginning and ending aggregate carry amount of the obligation associated with the retirement of oil and gas properties.

	2005	2004

Balance, Beginning of year	$ 135,819	$ 106,274
Liabilities incurred in year	32,972	24,478
Accretion expense	4,413	5,067
	$ 173,204	$ 135,819

The undiscounted amount of cash flows required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $268,708 (2004 – $216,000). The obligation was calculated using a credit-adjusted risk free discount rate of 5 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2016 and 2024. No funds have been set aside to settle this obligation.

6.

Joint Ventures

The Company’s formerly owned subsidiary, M&M, carried on part of its business in four joint ventures: Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture; Magna Services Inc. ("Magna"), a 50% owned joint venture; North Eastern Constructors Limited ("NECL"), a 50% joint venture; and the Liannu/Mista-Shipu teaming arrangement, a net 24.5% joint venture.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

6.     Joint Ventures - (Continued)

The following is a summary of the combined financial information relating to the Company's proportionate interest in these entities unadjusted for transactions between the entities and the Company:

Proportionate Share of Joint

 Ventures' Financial Information

	2005	2004

Balance sheet
Current assets	$ -	$ 4,681,993
Non current assets	-	33,384
Current liabilities	-	(4,021,542)
Operations
Revenue	-	-
Operating expenses and amortization	-	-
Income from discontinued operations	463,164	419,540
Cash flows
Operating activities of discontinued operations	1,588,215	(3,673,530)
Financing activities of discontinued operations	30,419	1,904,163
Investing activities of discontinued operations	(1,465,289)	7,145

During the year, the Company’s formerly owned subsidiary received participation and service fees of $370,164 (2004 - $1,371,872) included in operating expenses from its joint ventures which have been eliminated upon proportionate consolidation.

7.

Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M, which was disposed of during the year, includes $ nil (2004 - $1,509,532) of a revolving credit facility in the amount of nil (2004 - $1,750,000).

8.

Due to Shareholders

The amount of $ 37,500 (2004 - $42,000) is due to a shareholder and is non interest bearing and due on demand.

9.

Long-Term Debt

	2005	2004

Mortgage	$ -	$ 353,400
Capital leases on equipment	-	415,208

		768,608
Less: Current portion	-	226,499

	$ -	$ 542,109

During the year the Company disposed of its interests in M&M (see Note 12).

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

10.

Share Capital and Contributed Surplus

(a)

Authorized

Unlimited Common shares, without par value

Unlimited Class A Preference shares, Series 1

Unlimited Class A Preference shares, Series 2

(b) Issued
	Number of Common Shares	Consideration

Common shares
Balance, as at June 30, 2005, 2004 and 2003	4,059,009	$ 43,339,132

(c) Contributed surplus
Balance June 30, 2004		$ -
Grant of options (i)		149,109

Balance, as at June 30, 2005		$ 149,109

(i)  The fair value of options issued in 2005 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 29%, risk free interest rate of 4.0%, term of five years and dividend yield of 0%. The fair value of the options is recognized and expensed over the vesting period of the options. During 2005 $149,109 (2004 – nil, 2003 - nil) was recorded in stock compensation expense using the Black-Scholes option-pricing model.

(d)

Warrants

The following common share purchase warrants are outstanding as at June 30, 2005:

                                   Number of Warrants

Expiry Date

Price

                                                 nil

-

$  nil

The continuity of the common share purchase warrants is as follows:

Number of Warrants

Balance, as at June 30, 2004 and 2003	533,332
Expired (US$ 1.80 per Warrant)	(533,332)
Balance, as at June 30, 2005	-

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

10.

Share Capital - (Continued)

(e)

e)     Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries.  The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (705,243 common shares at June 30, 2005 (2004 – 705,243, 2003 – 705,243) common shares).

The continuity of stock options is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2003 and 2004	-	$ -
Issued expiring February 28, 2010	600,000	US$ 0.75
Balance, June 30, 2005	600,000	US$ 0.75
Options exercisable, June 30, 2005	590,000	US$ 0.75

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

11.

Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Non-capital loss carryforwards	$ 2,508,235	$ 3,361,334
Capital losses	1,887,092	1,847,834
Oil and gas properties	1,339,939	1,105,100
Capital assets	-	14,777
Investments	189,486	174,487
Oakwell claim and other	2,920,172	2,908,202
	8,844,924	9,411,734
Non-capital losses applied	-	(213,920)
Valuation allowance	(8,844,924)	(9,167,590)
	$ -	$ 30,224
Current portion	$ -	$ 30,224
Long term portion	$ -	$ -
Future income tax liabilities
Unbilled revenue	$ -	$ (499,403)
Holdbacks	-	(16,782)

	-	(516,185)
Non capital losses applied	-	213,920
	$ -	$ (302,265)
Current portion	$ -	$ (276,648)
Long term portion	$ -	$ (25,617)

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

11.

Income Taxes - (Continued)

The Company's provision for income tax is comprised as follows:

	2005	2004	2003
Net loss from continuing operations	$ (2,197,746)	$ (3,845,606)	$ (7,975,744)
Combined federal and provincial income tax rate	36.12%	36%	38%
Recovery of income tax calculated
at statutory rates	$ (793,826)	$ (1,384,418)	$ (3,030,783)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	73,855	15,953	32,305
Change in tax rates and other	-	(1,238,271)	1,716,521
Valuation allowance adjustment	719,971	2,606,736	1,772,535
Provision for income taxes	$ -	$ -	$ 490,578

The Company has non-capital losses of approximately $6,944,172 which are available to reduce future taxable income.  These non-capital losses expire as follows:

2007	1,938,149
2008	1,400,916
2009	1,318,930
2010	-
2011	1,126,417
2015	1,159,760

The Company also has Cumulative Canadian oil and gas property expenses of $7,778,236 and capital loss carry forwards of $10,449,015.  The income tax benefits of these expenses and capital loss carry forwards have not been recognized in these financial statements.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

12.    Discontinued Operations

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999.  The transaction is a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company.  Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited and 100% of 11123 Newfoundland Limited.  The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

The accounting for these discontinued operations is summarized as follows:

	2005	2004	2003
Revenues	$ 12,984,170	$ 33,406,327	$ 25,389,716
Gain from disposal of operations	$ 1,717,646	$ -	$ -
Earnings from discounting operations	$ 317,351	$ 1,627,664	$ 418,846

The Company's consolidated balance sheets include the following amounts related to the discontinued operations:

	2005	2004
Current assets	$ -	$ 10,739,630
Total assets	$ -	$ 14,082,123
Current liabilities	$ -	$ 7,222,523
Total liabilities	$ -	$ 7,790,249
Total net assets	$ -	$ 6,291,874

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

13.

Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2005	2004	2003
Accounts receivables	$ 8,802	$ (287,491)	$ 137,772
Prepaid expenses	-	(591,969)	14,497
Accounts payable and accrued liabilities	66,465	260,664	(112,600)
	$ 75,267	$ (618,796)	$ 39,669

(a) Supplemental Cash Flow Information
	2005	2004	2003
Cash paid for interest	$ 82,793	$ 174,309	$ 273,658

(b) Non-Cash Transactions
The Company entered into the following non-cash transactions
	2005	2004	2003
Capital assets purchased through
capital leases	$ 56,340	$ 313,226	$ 195,841

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

14.

Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007.  The minimum rental commitments under operating leases are estimated as follows:

2006	$ 6,078
2007	1,013

$ 7,091

15.

Financial Instruments

The carrying values of the financial instruments of the Company approximate fair values due to the short term maturities and normal trade credit terms of those instruments.  Included in cash is $5,226,718 (2004 - $93,271) held at one financial institution and $59,597 (2004 -  $200,384) held at financial intermediaries.

16.

Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2005 - 4,059,009, (2004 – 4,059,009; 2003 – 3,806,224).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant.  Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded.

(b)

Joint Venture

Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting.  For further information see Note 6.

(c)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(e).

(d)

Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

(e)

Oil and Gas Properties

Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down.  In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value and probable reserves are excluded. A transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(f)

Recently Issued United States Accounting Standards

In December 2004, the FASB Issued SFAS No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method.  The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application.  This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The adoption of this statement did not have a material effect on the financial position or results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company is evaluating the effect of this standard on its consolidated financial statements.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2005	2004
Total assets per Canadian GAAP	$ 15,708,656	$ 23,262,596
Unrealized gain on marketable securities (d)	206,587	159,262
Transitional impairment loss (Note 23)	1,945,786	1,945,786
Write down of oil and gas properties (e)	(3,326,491)	(2,200,588)
Total assets per US GAAP	$ 14,534,538	$ 23,167,056

Total liabilities per Canadian GAAP and US GAAP	$ 8,632,418	$ 16,097,577

Minority interest per Canadian and US GAAP	$ -	$ 75,141

Total shareholders' equity per Canadian GAAP	$ 7,076,238	$ 7,089,878
Accumulated other comprehensive income
Unrealized gain on marketable securities (d)	206,587	159,262
Deficit adjustment per US GAAP
Write down of oil and gas properties (e)	(1,380,705)	(254,802)
Total shareholders' equity per US GAAP	$ 5,902,120	$ 6,994,338

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

If US GAAP by Item 17 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2005	2004	2003
Net loss from continuing operations
according to Canadian GAAP	$ (2,197,746)	$ (3,845,606)	$ (8,466,322)
Write down of oil and gas properties (e)	(1,125,903)	(1,156,588)	-

Net loss from continuing operations
according to US GAAP	(3,323,649)	(5,002,194)	(8,466,322)
Income from discontinued operations	2,034,997	1,627,664	418,846

Net loss according to US GAAP	(1,288,652)	(3,374,530)	(8,047,476)
Unrealized (loss) gain on
marketable securties (d)	47,325	108,650	108,650

Comprehensive net loss according to
US GAAP	$ (1,241,327)	$ (3,265,880)	$ (7996,864)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$ (0.82)	$ (1.23)	$ (2.22)

Basic and diluted net loss per common
share according to US GAAP	$ (0.32)	$ (0.83)	$ (2.11)

Shares used in the computation of basic
and diluted earnings per share	4,059,009	4,059,009	3,806,224

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

18.

Subsequent Event

On July 15, 2005 the Company issued 15,000 stock options to a consultant of the Company. Of those options, 10,000 vest on July 15, 2006 and another 5,000 vest July 15, 2007. The options are exercisable for three years from the date of issue for common shares of the company at US$1.77 per share.

19.

Segmented Information

The Company's operations only segment is oil and gas exploration and production.  All reportable segments are located in Canada. Previously the Company operated an Industrial and Offshore Division. This segment was disposed of during the year (See Note 12 – Discontinued Operations).

20.

Contingent Liability

In 1998 a statement of claim was filed against the Company by a former financial adviser alleging breach of contract.  The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates.  Management believes that the claim is without merit and has filed a counter claim.  No correspondence or activity has transpired since 2000 and management believes that the plaintiff has abandoned the litigation.  No provision has been made in these financial statements for this claim.

21.  Oakwell Claim Payable

In March 1997, Oakwell Engineering Limited, a Singapore corporation ("Oakwell"), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical Power Purchase Agreements (“PPA’s”), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator barge mounted power plants ("BMPPs"), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL") (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

21.

Oakwell Claim Payable (Continued)

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario, Canada (the “Superior Court”) seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

A provision of CDN $7,956,346 at June 30, 2005 has been made to the Company’s financial statements in relation to the Judgment.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of the EPS Karnataka, which owns 97% of EIPCL.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s holdings of KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event Oakwell be successful in India in attaching the Company’s KEOPL Shares, EPS Karnataka Shares and EIPCL, the Company may not enjoy any potential future gains on a sale of its investment in EIPCL, which has been accounted for as discontinued operations and carried on the Company’s balance sheet as nil.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

22.

Related Party Transactions

During the year, a company controlled by a Director of the Company was awarded $37,500 (2004 - $42,000) as compensation for services rendered during the year on behalf of the Company.

During the year, a Director of the Company was awarded US$55,000 (2003 – Cdn$90,000) as compensation for services rendered during the year on behalf of the Company.

Included in accounts receivable are advances due from an officer of the Company’s subsidiary of $ nil  (2004 - $2,815).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.

Change in Accounting Policy

(a)

Stock Options

Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based Payments”. This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model. As a result of applying the new accounting policy the Company recorded a stock option benefit of $149,109 (See Note 10).

(b)

Oil & Gas Accounting

During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16.  The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003.

24.

Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the fiscal 2005 presentation.